Exhibit 21.1
China America Holdings, Inc. (“China America”)
Subsidiaries of the Registrant

	Name	Country of Incorporation
1.	AoHong (Tianjin) Chemical Co., Ltd.	China
2.	China Chemical Group, Inc.	USA - Florida
3.	Micro Sensor Technologies, Inc.	USA - Florida
4.	Shanghai AoHong Industry Co., Ltd.	China
5.	Shanghai Binghong Trading Co., Ltd.	China
6.	Shanghai Wuling Environmental Material Co., Ltd.	China
7.	Sense Technologies, Inc.	USA - Florida